UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE     `   `
                                                             November 2, 2020

Steven J. McGarry
Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

         Re:      SLM Corporation
                  Schedule TO-I
                  Filed on October 27, 2020
                  File No. 005-51535

Dear Mr. McGarry:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing, and any information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit (a)(1)(A)     Offer to Purchase

General

     1. We note that the Offer is for up to 2,000,000 shares of the Securities, which, if fully tendered, would comprise 50% of the currently outstanding Securities. We further note
        your disclosure on pages 11 and 12 indicating that you    may acquire
Securities that
        remain outstanding    in the future. Notwithstanding your disclosures
in response to
        Items 6(c) and 13 of the Schedule TO, please confirm your understanding that if the
        Company conducts a subsequent acquisition of the Securities that has a reasonable likelihood or purpose of producing one of the effects enumerated in Rule 13e-3(a)(3)(ii), the Offer could be deemed the first step in a series of transactions that constitute a Rule
        13e-3 transaction. See Rule 13e-3(a)(3) and Q&A #4 of Release No. 34-17719.
 Steven J. McGarry
SLM Corporation
November 2, 2020
Page | 2

Purpose of the Offer, page 13

      2. We note the following statement:    The principal purpose of the Offer
is to reduce our
         future dividend payments and to enhance our capital structure.
Please revise this
         statement to provide additional detail clarifying how the Offer would
  enhance    your
         capital structure. See Items 1006(a) and 1011(c) of Regulation M-A. Please also make any conforming changes to similar statements made elsewhere in the Offer to Purchase.

Procedures for Tendering the Securities, page 13

      3. We note your statements on page 16 indicating that certain of your determinations and
         interpretations    will be final and binding on all parties.    Please
revise these statements
         to remove the implication that shareholders may not challenge your determinations and interpretations in a court of competent jurisdiction.

Miscellaneous, page 28

      4. We note the following statement:    If, after such good faith effort,
the Company cannot
         comply with the applicable law, the Company will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Securities in that jurisdiction.
         While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered
         Securities will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008).

       We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-8729.


                                                              Sincerely,

                                                              /s/ Valian A.
Afshar

                                                              Valian A. Afshar
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions

cc:     John Meade, Esq.
        Davis Polk & Wardwell LLP

        Marisa D. Stavenas, Esq.
        Simpson Thacher & Bartlett LLP